Exhibit 12.1

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31
	2001	2000	1999	1998	1997
Earnings:	(In Millions)

Earnings (loss) before income taxes,
extraordinary item and cumulative effect	$ (3,357)	$ 431	$ 1,942	$ 1,256	$ 1,524
Undistributed (earnings) losses of affiliates	30	13	(20)	(62)	(16)
Fixed charges, from below	864	1,046	993	986	991
Interest capitalized	(79)	(77)	(75)	(105)	(104)
Earnings	$ (2,542)	$ 1,413	$ 2,840	$ 2,075	$ 2,395

Fixed charges:

Interest expense	$ 525	$ 402	$ 362	$ 355	$ 286
Portion of rental expense representative
of the interest factor	339	644	631	631	705
Fixed charges	$ 864	$ 1,046	$ 993	$ 986	$ 991

Ratio of earnings to fixed charges	(a)	1.35	2.86	2.10	2.42

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(a) Earnings were inadequate to cover fixed charges by $3.4 billion in 2001.